--------------------------------------------------------------------------------

                                     FORM 6K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2003

                            CLONDALKIN INDUSTRIES PLC
                 (Translation of Registrant's Name Into English)

                                 Monastery Road,
                                   Clondalkin
                                    Dublin 22
                                     Ireland
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  X                                          Form 40-F
          ---                                                  ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes                                                      No  X
   ---                                                      ---

(If "Yes" is marked indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-         )

CLONDALKIN INDUSTRIES PLC



ANNOUNCEMENT OF RESULTS



FOR THE YEAR ENDED DECEMBER 31, 2002






























ANNOUNCEMENT DATE : MARCH 11, 2003

CLONDALKIN INDUSTRIES PLC


ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED DECEMBER 31, 2002


TABLE OF CONTENTS


                                                                                                  Page
                                                                                                  ----
Introduction                                                                                        2

Comparison of Results for the years ended December 31, 2002 and December 31, 2001                   3 - 6

Management's Discussion and Analysis of Financial Condition and Results of Operations               7 - 11

Liquidity and Capital Resources                                                                     12 - 13

Legal Proceedings                                                                                   14

Changes in Securities and Use of Proceeds                                                           14

Defaults upon Senior Securities                                                                     14

Appointment of Deutsche Bank to advise the Company's Shareholders                                   14

Financial Review and Prospects                                                                      14

Consolidated Profit and Loss Accounts for the years ended December 31, 2002,
December 31, 2001 and December 31, 2000.                                                            15

Consolidated Statement of Total Recognized Gains and Losses for the years ended
December 31, 2002, December 31, 2001 and December 31, 2000.                                         16

Consolidated Balance Sheets as at December 31, 2002 and December 31, 2001.                          17

Consolidated Cash Flow Statements for the years ended December 31, 2002,
December 31, 2001 and December 31, 2000.                                                            18

Notes to the Consolidated Financial Statements

                  Note 1:  Basis of Preparation and Accounting Policies                             19 - 22

                  Note 2:  Segmental Analysis                                                       22

                  Note 3:  Borrowings and Cash Balances                                             23

                  Note 4:  Cash Inflow from Operating Activities                                    23


CLONDALKIN INDUSTRIES PLC

INTRODUCTION

Announcement of Results for the Year ended December 31, 2002

    The accompanying unaudited condensed consolidated financial statements have been prepared to show the results of Clondalkin Industries PLC ("the Company") and its subsidiaries (collectively referred to as "the Group" or "Clondalkin") for the year ended December 31, 2002, compared to the year ended December 31, 2002 and to show the financial condition of the Group as at December 31, 2002 compared to December 31, 2001.

Basis of Preparation

    The financial information presented in this Announcement of Results is prepared in accordance with generally accepted accounting practice in Ireland ("Irish GAAP") and, in the opinion of management, includes all adjustments necessary for the fair presentation of results for the periods reported.

Forward-Looking Statements

    Clondalkin and its affiliates and representatives may from time to time make written or verbal statements which, to the extent they are not historical fact, constitute "forward-looking statements". The Private Securities Litigation Reform Act of 1995 (the "Reform Act") provides safe harbor for such forward-looking statements made by or on behalf of Clondalkin Industries PLC, and any such statements are intended to be subject to the safe harbor protection provided by the Reform Act.

    By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

o consolidation in the industries and markets in which Clondalkin operates may affect demand and supply conditions;
o changing technology may impact on the functionality of Clondalkin's products and production processes;
o raw material availability and cost volatility may affect normal supply terms;
o   economic downturns may constrain demand and pricing;
o   competitor actions may impact customer relationships, pricing and margins;
o changes in laws and regulations may affect production processes and product delivery methods; and
o future currency exchange rates, interest rates and tax rates may have a significant impact on the results of Clondalkin.

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Announcement of Results might not occur. Any statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future.

    Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

CLONDALKIN INDUSTRIES PLC

COMPARISON OF RESULTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND
DECEMBER 31, 2001

    The following comparison of results for the years ended December 31, 2002 and December 31, 2001 and the following discussion and analysis should be read in conjunction with the consolidated financial information, included in this Announcement of Results. The consolidated financial information included in this Announcement of Results has been extracted from the unaudited financial statements of Clondalkin Industries PLC for the year ended December 31, 2002 and the audited financial statements of Clondalkin Industries PLC for the prior periods reported. All of these financial statements have been prepared in accordance with accounting principles generally accepted in Ireland, consistently applied.

Profit and Loss Account Summary

    In the following table, we present the consolidated trading results of Clondalkin Industries PLC and its subsidiaries for the years ended December 31, 2002 and December 31, 2001.

Clondalkin Industries PLC

Consolidated Profit and Loss Account Summary

                                           Unaudited                       Audited
                                        ----------------               -----------------
                                          Year ended                      Year ended
                                         December 31,                    December 31,
                                             2002                            2001
                                                           % of Sales      Restated        % of Sales
                                        --------------------------------------------------------------
Amounts in accordance with Irish GAAP
                                                               ((euro)thousands)
Sales                                       710,458          100.0          710,816          100.0
Cost of sales                              (565,317)         (79.6)        (579,349)         (81.5)
                                        --------------------------------------------------------------

Gross profit                                145,141           20.4          131,467           18.5
Net operating costs                         (75,041)         (10.6)         (74,342)         (10.5)
                                        --------------------------------------------------------------

Operating profit                             70,100            9.8           57,125            8.0

Goodwill amortization                       (14,108)          (2.0)         (13,681)          (1.9)
                                        --------------------------------------------------------------

Profit before interest                      55,992             7.9           43,444            6.1

Net interest payable                        (46,127)          (6.5)         (49,594)          (7.0)

Taxation                                     (8,018)          (1.1)          (2,002)          (0.3)
                                        --------------------------------------------------------------

Profit (loss) after taxation                 1,847             0.3           (8,152)          (1.1)
                                        ==============================================================


    The restatement of the 2001 results relates to the implementation of Financial Reporting Standard 19 "Deferred Tax". This has caused the 2001 taxation charge to be restated from (euro)2.8 million to (euro)2.0 million.

    Our sales for the year ended December 31, 2002 at (euro)710.5 million are in line with the sales of the previous year of (euro)710.8 million. Our 2002 operating profit, after goodwill amortization increased by (euro)12.6 million or 28.9% from (euro)43.4 million in 2001 to (euro)56 million in 2002. Excluding the effect of the goodwill amortization, operating profit increased by (euro)13.0 million or 22.7% from (euro)57.1 million in 2001 to (euro)70.1 million in 2002.

CLONDALKIN INDUSTRIES PLC

COMPARISON OF RESULTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND
DECEMBER 31, 2001 - continued

Raw Material Costs

    The raw material cost environment that our operations dealt with in 2002 was one of mainly moderate increases and decreases.

    Polymer resin costs rose sharply in the first half of the year and declined over the second half of the year. Resin costs ended the year up compared to the start position. Over the full year, the average resin costs was lower than the prevailing 2001 costs. Aluminium foil costs decreased during the first half of the year and remained stable for the second half. Paperboard costs increased moderately during 2002. Paper costs declined moderately in 2002 across the grades of paper we use.

    As reported in prior period reports, a raw material cost scenario of moderately changing raw material costs, upwards or downwards, presents a benign environment for our businesses. Erratic and dramatic raw material cost movements are more difficult to deal with in the short term, as they can cause abrupt short-term adjustments to established trading patterns.

Demand Conditions

    Demand conditions were satisfactory in all our businesses throughout the year and we observed solid advances across our entire business range. The strongest volume activity advances were achieved in the coatings and laminate businesses. We also recorded gains in our polymer and plastics businesses and in our cartons and labels businesses.

    In 2002, we benefited from additional capacity installed in recent years. Our coatings and laminate and cartons and labels operation, as we anticipated last year, also benefited from the continuing integration benefits due to the acquisition of the EPH businesses in April 2001.

EBiTDA

    Our earnings before interest, tax, depreciation and amortization ("EBiTDA") result for the year ended December 31, 2002 at (euro)93.8 million was up 14.8% compared to (euro)81.7 million in the year ended December 31, 2001.

    The 2002 EBiTDA split between flexible and specialist packaging compared to 2001 is as follows:

                                          Year ending       Year ending
                                         December 31,      December 31,
                                                 2002              2001     Increase      Increase
                                     --------------------------------------------------------------
                                                    ((euro)thousands )                          %
    Flexible packaging                    70,622            60,353           10,269          17.0%
    Specialist packaging                  26,423            24,390            2,033           8.3%
    Group costs                           (3,245)           (3,033)            (212)          7.0%
                                     --------------------------------------------------------------
                                          93,800            81,710           12,090          14.8%
                                     ==============================================================


    In 2002, the flexible packaging businesses represented 72.8% of the Group's operating EBiTDA (2001: 71.2%) and the specialist packaging businesses represented 27.2% of operating EBiTDA (2001: 28.8%).

CLONDALKIN INDUSTRIES PLC

COMPARISON OF RESULTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND
DECEMBER 31, 2001 - continued

EBiTDA - continued

    The following table shows the quarterly EBiTDA development in the three years ended December 31, 2002.


EBiTDA Quarterly Performance  over the last                                      |   Increase      Increase
three years                                                                      |  (Decrease)    (Decrease)
                                                   2002        2001        2000  |     2002          2001
                                               --------------------------------------------------------------
                                                                      ((euro)thousands )
Quarters ended                                                                   |
       March 31                                  22,900       17,600     17,100  |    5,300           500
       June 30                                   24,600       20,200     17,200  |    4,400         3,000
       September 30                              24,500       21,200     17,600  |    3,300         3,600
       December 31                               21,800       22,000     18,500  |     (200)        3,500
                                               --------------------------------------------------------------
EBiTDA                                           93,800       81,000     70,400  |   12,800        10,600
Translation difference -  to adjust to fiscal                                    |
year rates from quarterly exchange rates           (900)        (100)       300  |     (800)         (400)
                                               --------------------------------------------------------------
EBiTDA before profit on disposal                                                 |
of tangible fixed assets                         92,900       80,900     70,700  |   12,000        10,200
                                                                                 |
Profit on disposal of tangible fixed assets         900          800      2,100  |      100         1,300
                                               --------------------------------------------------------------
EBiTDA                                           93,800       81,700     72,800  |   12,100         8,900
                                               ==============================================================


The above table shows the Group's consistent quarter upon quarter development over the last three years.

    o EBiTDA for the year ended December 31, 2002 was(euro)12.1 million or 14.8% up on the corresponding EBiTDA of (euro)81.7 million for 2001.
    o The 2001 EBiTDA was(euro)8.9 million or 12.2% up on the prior year EBiTDA of(euro)72.8 million.

    Until December 31, 2002, we used the period end exchange rate to translate year to date and full year results. Commencing in 2002 and with its first effect being in the quarter ended December 31, 2002, we have amended our translation policy to present the results of our non-Euro denominated operating companies at the average exchange rates for the periods reported. This moves our accounting policy into line with that used by most companies. As this accounting policy change does not have a material impact on the prior year results, we have not restated the prior year results.

    The average rates of exchange used to translate the profit and loss in 2002 for our non Euro denominated operations were (euro)1 = USD 0.9514, (euro)1 = GBP
0.6297 and (euro)1 = CHF 1.4660. The currency translation rates used in 2001 were (euro)1 = USD 0.8813, (euro)1 = GBP 0.6085 and (euro)1 = CHF 1.4829. The US dollar and sterling depreciation against the Euro in 2002 has caused the reported EBiTDA in 2002 to decrease by (euro)1.8 million.

Cash Flow

    Cash flow from operations, that is, EBiTDA excluding profit on asset disposals and including changes in working capital, increased by (euro)9.7 million from (euro)82.4 million in 2001 to (euro)92.1 million in 2002. The increase in cash flow from operations is due to the increase in EBiTDA of
(euro)12.0 million, offset by a net increase in working capital of (euro)2.3 million, as working capital increased in 2002 by (euro)0.8 million compared to a decrease in working capital of (euro)1.5 million in 2001.

CLONDALKIN INDUSTRIES PLC

COMPARISON OF RESULTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND
DECEMBER 31, 2001 - continued

    In the following management discussion and analysis commentary section of this announcement, we present a summary of our cash flow since the Group was privatized in November 1999. The important milestones and achievements to draw to your attention are as follows:

    o The Group's operating cash inflow since it was privatized just over three years ago is (euro)279.5 million.

    o The operating cash inflow includes EBiTDA inflows of (euro)249.5 million and a reduction of funds tied up in working capital in the period of
       (euro)30.0 million.

    o  We realized proceeds on surplus asset disposals of (euro)24.6 million.

    o We invested (euro)51.4 million in our existing operations to add new technologies and additional capacities.

    o We invested (euro)51.9 million in acquiring new businesses to complement our existing Product Market Combinations in our preferred operating segments.

    o  We repaid debt and debt equivalents of (euro)111.7 million.

    o We paid (euro)9.1 million of deferred payments due in respect of acquisitions completed before the privatization.

    o Our cash balances increased by (euro)43.6 million since the privatization.

    o The net debt improvement achieved in the period of (euro)164.3 million compares with scheduled debt repayments in the period since the privatization of (euro)59.2 million.

    At December 31, our gross senior bank debt was (euro)206.1 million and our net senior bank debt was (euro)163.4 million. This compares with gross bank facilities provided by our bank syndicate of (euro)330 million to fund the acquisition of Clondalkin Group Limited and the subsequent acquisition of the EPH Group of companies.

Credit Statistics

    The credit statistics for the year ended December 31, 2002 are as follows:

    o The EBiTDA times cash interest payable cover for the year ended December 31, 2002 was 3.17 and is improved from 2.34 in 2001;

    o The year end bank debt net of cash balances and senior notes times EBiTDA ratio was 3.11 for the year ended December 31, 2002 and is improved from
       4.35 in 2001; and

    o The EBiTDA minus net capital expenditures times cash interest expense returned at 2.63 compared to 1.81 in 2001.

    For the year ended December 31, 2002, we met our bank covenant conditions with EBiTDA headroom clearances ranging from (euro)26.9 million to (euro)35.7 million.

CLONDALKIN INDUSTRIES PLC

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Sales

Flexible Packaging

     Flexible packaging sales increased by (euro)10.1 million, or by 2.2%, from
(euro)463.9 million in the year ended December 31, 2001 compared to sales of
(euro)474.0 million in the year ended December 31, 2002. The increase is primarily attributable to:

    o The acquisition of the EPH flexible packaging businesses in April 2001 contributed an extra (euro)13.6 million to sales in the year ended December 31, 2002; and
    o Increases in activity and increased value added also contributed to increased sales.
    o These increases were offset by the depreciation of the U.S. dollar and sterling against the euro at December 31, 2002 compared to the corresponding exchange rates at December 31, 2001 and this caused reported sales to decrease by (euro)6.9 million; and
    o Lower selling prices in the year caused by lower average raw material costs for the year ended December 31, 2002 compared to the average costs in 2001 caused sales to decrease. The price and volume increase effects caused sales to increase by (euro)3.4 million.

     We observed increased activity in our flexible packaging operations, with the biggest increases reported in our foils and laminating businesses, reflecting increased capacity as well as successful product and customer developments.

     Operating profit reported by the flexible packaging businesses increased by 23.7%, from (euro)44.2 million in the year ended December 31, 2001 to (euro)54.6 million in the year ended December 31, 2002, equivalent to an increase of
(euro)10.5 million. The composition of this increase is as follows:

    o The EPH businesses acquisition effect, including the additional three months consolidated in 2002 was (euro)1.7 million.
    o The translation effects of the weaker U.S. dollar and sterling against the euro at December 31, 2002 compared to the exchange rates at December 31, 2001 caused reported operating profits to decrease by (euro)0.9 million; and
    o Existing businesses reported increased operating profits of (euro)9.7 million.

Specialist Packaging

     Specialist packaging sales decreased by (euro)10.4 million or by 4.2% from
(euro)246.9 million in the year ended December 31, 2001 to (euro)236.5 million in the year ended December 31, 2002. The decrease is primarily attributable to:

    o The depreciation of the U.S. dollar and sterling against the euro at December 31, 2002 compared to the corresponding exchange rates at December 31, 2001 caused reported sales to decrease by (euro)9.0 million; and
    o Reported sales also declined due to lower selling prices caused by lower average raw material costs in the year ended December 31, 2002 compared to 2001. These decreases were partly compensated by volume increases achieved in our folding cartons businesses. The net effect of the price and volume effects caused sales to decrease by (euro)7.3 million.
    o These decreases were partly offset by the acquisition of the EPH specialist packaging businesses in April 2001, which contributed an extra
       (euro)5.9 million to sales in the year ended December 31, 2002.

CLONDALKIN INDUSTRIES PLC

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS - continued

Specialist Packaging - continued

     The strongest advances compared to the prior year were recorded in our folding cartons businesses due primarily to new business gains. The printing operations recorded improved results, notwithstanding lower levels of activity due to planned withdrawals from lower profitability work.

     The operating profit reported by the specialist packaging businesses increased by 18.0%, from (euro)14.6 million in the year ended December 31, 2001 to (euro)17.2 million in the year ended December 31, 2002, equivalent to an increase of (euro)2.6 million. The composition of this increase is as follows:

    o The EPH businesses acquisition effect, including the additional three months consolidated in 2002 was (euro)0.4 million;
    o The translation effects of the weaker U.S. dollar and sterling against the euro at December 31, 2002 compared to the corresponding exchange rates at December 31, 2001 and caused reported operating profits to decrease by (euro)0.6 million; and
    o Existing businesses reported increased operating profits of (euro)2.8 million.

Cost of Sales

    Our cost of sales decreased by (euro)14.1 million, or by 2.4%, to
(euro)565.3 million which represents 79.6% of sales for 2002 compared to
(euro)579.3 million representing 81.5% of sales in 2001. The decrease in cost of sales is primarily attributable to:

    o The depreciation of the U.S. dollar and sterling against the euro at December 31, 2002 compared to the corresponding exchange rates at December 31, 2001 caused reported cost of sales to decrease by (euro)12.3 million; and
    o Lower raw material costs obtaining in the year ended December 31, 2002 compared to 2001, across most of the materials we use also caused reported cost of sales to decrease. Increased activity in our businesses, mainly in our coating and laminating and folding cartons and resin converting businesses reflecting additional production throughput caused cost of sales to increase. The net effect of these price volume effects is that cost of sales decreased by (euro)17.5 million.
    o These decreases were offset by increases due to the acquisition of the EPH companies in April 2001 that resulted in an additional (euro)15.7 million in cost of sales in the year ended December 31, 2002.

     At December 31, 2002, plastic resins, paper and paperboard materials were at a higher cost level than at December 31, 2001 whereas the foil materials used in our coating and laminating businesses were at a lower cost level.

Flexible Packaging

     Our flexible packaging cost of sales decreased from (euro)380.9 million, equivalent to 82.1% of sales, in 2001, to (euro)379.1 million, or 80.0% of sales, in 2002. The increase in gross profit as a percentage of sales, up from 17.9% of sales to 20.0% of sales reflects many factors, mainly cost efficiency gains and improved value added content in our mix of products.

     Gross profit increased in the year ended December 31, 2002 by (euro)11.8 million or by 14.3%, to (euro)94.9 million, compared to (euro)83.0 million for the year ended December 31, 2001.

CLONDALKIN INDUSTRIES PLC

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS - continued

Specialist Packaging

     Our specialist packaging cost of sales decreased from (euro)198.5 million, equivalent to 80.4% of sales in 2001, to (euro)186.2 million, or 78.7% of sales in 2002. This represents an improvement in the gross profit margin from 19.6% of sales in 2001 to 21.3% of sales in 2002. The gross profit improvement is mainly due to cost efficiency gains and the higher value added content in our product mix.

     Gross profit increased in the year ended December 31, 2002 by (euro)1.9 million or by 3.9%, to (euro)50.3 million, compared to (euro)48.4 million for the year ended December 31, 2001.

Net Operating Costs

    The following table provides a breakdown of our net operating costs in the year ended December 31, 2002 compared to the year ended December 31, 2001.

                                                    December 31,      % of       December 31,      % of
                                                        2002          sales          2001          sales
                                                  ---------------------------------------------------------
                                                  ((euro)thousands)           ((euro)thousands)
Distribution costs                                     34,879          4.9%         36,414          5.1%
Administrative expenses                                41,084          5.8%         38,741          5.5%
Profit on disposal of tangible fixed assets              (922)        (0.1%)          (813)        (0.1%)
                                                  ---------------------------------------------------------
Operating costs before goodwill amortization           75,041         10.6%         74,342         10.5%

Goodwill amortization                                  14,108          2.0%         13,681          1.9%
                                                  ---------------------------------------------------------
Net operating costs                                    89,149         12.6%         88,023         12.4%
                                                  =========================================================


    Our 2002 net operating costs were (euro)89.1 million compared to (euro)88.0 million in 2001. Operating costs before goodwill amortization were (euro)75.0 million and (euro)74.3 million in 2002 and 2001 respectively. As a percentage of sales, excluding goodwill amortized, our net operating costs increased from 10.5% to 10.6% of sales. In aggregate terms, our net operating costs before goodwill amortization increased by (euro)0.7 million in 2002 compared to 2001. This increase is primarily attributable to:

    o The acquisition of the EPH companies in April 2001 contributed an additional (euro)1.6 million to net operating costs in 2002 compared to 2001; and

    o Inflationary and higher activity effects caused operating costs to increase by (euro)1.2 million.

    o These net cost increases were offset by profits realized on the disposal of tangible fixed assets increased by (euro)0.1 million; and

    o The depreciation of the U.S. dollar and sterling against the euro at December 31, 2002 compared to the corresponding exchange rates at December 31, 2001 which caused reported operating costs to decrease by
       (euro)2.2 million.

CLONDALKIN INDUSTRIES PLC

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS - continued

Operating profit and Earnings before interest, tax, depreciation and amortization (EBiTDA)

     The net effect of the above revenue and cost developments caused operating profits to increase by (euro)13.0 million, or by 22.7%, to (euro)70.1 million in the year ended December 31, 2002 compared to (euro)57.1 million in the year ended December 31, 2001.

     EBiTDA in the year ended December 31, 2002 was (euro)93.8 million, up
(euro)12.1 million, equivalent to an increase of 14.8%, compared to the prior year EBiTDA of (euro)81.7 million.

Amortization of Goodwill

    Clondalkin Industries PLC recorded goodwill of (euro)254.4 million on the acquisition by its subsidiary, Edgemead Limited, of Clondalkin Group Limited in November 1999. In April 2001, an additional goodwill amount of (euro)31.2 million was recorded mainly related to the acquisition of the EPH group businesses. Subject to impairment reviews, goodwill is amortized over 20 years. In 2002, the Group acquired Spiralkote, a U.S. based foil and laminate packaging business and recorded a discount on this acquisition of (euro)2.5 million. The goodwill amortization charge for 2002 was (euro)14.1 million compared to
(euro)13.7 million charged in 2001. The increase of (euro)0.4 million in the charge relates mainly an additional three months amortization charge in 2002 in respect of the EPH goodwill on acquisition.

Net Interest Payable

    The following table shows the composition of our interest payable for the year ended December 31, 2002 compared to the prior year.


                                                                         2002               2001
                                                                  --------------------------------------
                                                                           ((euro)thousands)

        Bank and other loans net interest                               16,344             21,663
        Senior notes 10.625% coupon and mezzanine finance               13,281             13,281
                                                                  --------------------------------------
        Cash interest payable                                           29,625             34,944

        Subordinated shareholders' loans 10% coupon                     15,907             13,981
        Debt issue cost amortization                                       595                669
                                                                  --------------------------------------
        Net interest payable                                            46,127             49,594
                                                                  ======================================

    The net cash interest payable decreased by (euro)5.3 million to (euro)29.6 million for the year ended December 31, 2002, compared to (euro)34.9 million for 2001. The decrease in the cash interest payable charge is mainly due to lower interest rates and reflects the repayment of term borrowing of (euro)47.6 million in 2002 and (euro)27.8 million in 2001.

    The interest charge payable on the senior notes did not change in 2002 compared to 2001 as the loan amount of (euro)125 million and interest coupon of 10.625% are both fixed for the borrowing period.

    The (euro)1.9 million increase in non cash payable interest on the subordinated shareholders' loans is due mainly to the roll-up effects of adding 1999, 2000 and 2001 non cash interest payable accrued on shareholders' loan at December 31, 2001. This roll-up effect caused the interest charge to increase by
(euro)1.4 million. Also, the draw down of non cash payable 10% interest coupon parent company loans of (euro)20 million to part finance the EPH businesses acquired in April 2001, caused the interest expense to increase by (euro)0.5 million in 2002 compared to 2001.

CLONDALKIN INDUSTRIES PLC

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS - continued

Provision for Income Taxes

    The provision for income taxes recorded for the year ended December 31, 2002 was (euro)8.0 million compared to (euro)2.0 million for the prior year 2001. Excluding the effect of non-tax deductible goodwill amortization and other non-deductible charges, mainly non-cash interest, the effective tax rate for 2002 was 33.4% compared to 33.7% in 2001 before the deferred taxation restatement effect. The restatement of the 2001 tax charge, prompted by the adoption of Financial Reporting Standard 19 "Deferred Tax" caused the prior year tax charge to be restated from (euro)2.8 million to (euro)2.0 million.

Profit (Loss) on Ordinary Activities after Taxation

    The profit after taxation for the year ended December 31, 2002 was (euro)1.8 million compared to a loss after taxation of (euro)8.2 million for 2001.

CLONDALKIN INDUSTRIES PLC

LIQUIDITY AND CAPITAL RESOURCES

    The following table provides a summary of our cash flows since the Group was privatized in November 1999:

                                                  Total            2002           2001           2000           1999
                                              ------------------------------------------------------------------------
                                               (euro)'000                   (euro) thousands
Cash flow from operating activities             279,465           92,098         82,395         79,645         25,327
Sale of assets held for disposal                 24,569            6,475              -         18,094              -
Sale of tangible fixed assets                     6,057            1,722          1,469          2,866              -
Distribution received on financial assets         3,426                -              -          3,426              -
Proceeds from share issued                           10                -              -              -             10
Loan from parent company                        134,333                -         20,000          2,133        112,200
                                               ----------------------------------------------------------------------
Total cash inflow                               447,860          100,295        103,864        106,164        137,537
                                               ----------------------------------------------------------------------

Interest paid net of interest receipts          (97,521)         (29,928)       (35,857)       (29,235)        (2,501)
Taxation paid                                   (16,837)          (3,983)        (3,136)        (7,606)        (2,112)
Purchase of tangible fixed assets               (51,404)         (17,555)       (19,977)       (11,054)        (2,818)
Subsidiaries acquired                           (51,942)          (2,054)       (49,888)             -              -
Clondalkin Group acquired                      (499,281)               -              -        (12,117)      (487,164)
Deferred acquisition consideration paid          (9,081)            (330)          (608)        (8,143)             -
Business termination costs                       (2,085)               -              -         (2,085)             -
                                               ----------------------------------------------------------------------
Total cash outflow                             (728,151)         (53,850)      (109,466)       (70,240)      (494,595)
                                               ----------------------------------------------------------------------
(Increase)  decrease in debt net of cash       (280,291)          46,445         (5,602)        35,924       (357,058)
                                               ======================================================================
(Funded) Applied as follows

Mezzanine finance repaid  (drawn)                     -                -              -        120,000       (120,000)
Issue of senior notes                          (125,000)               -              -       (125,000)             -
Finance costs paid including legal costs          5,000                -            900          4,100              -
Bank debt repaid - term and revolver            111,673           47,569         27,794         36,310              -
Bank debt drawn                                (315,540)               -        (30,000)             -       (285,540)
Increase (decrease) in cash and bank
deposits                                         43,576           (1,124)        (4,296)           514         48,482
                                               ----------------------------------------------------------------------
(Increase)  decrease in debt net of cash       (280,291)          46,445         (5,602)        35,924       (357,058)
                                               ======================================================================

    We commented in the Comparison of Results section of this Announcement on the important milestones achieved in the last three years.

    We comment as follows on the cash flow developments in 2002 compared to 2001.

    Our principal source of liquidity is operating cash flow, that is, operating profit plus depreciation and amortization (EBiTDA) plus changes in working capital financing requirements. Our operating cash flow increased from
(euro)82.4 million in the year ended December 31, 2001 to (euro)92.1 million in the year ended December 31, 2002, due to the increase in EBiTDA as explained in the Management Discussion and Analysis section of this Announcement.

    Our other main cash inflows in 2002 were:

    o Proceeds from the disposal of tangible fixed assets arising in the ordinary course of asset replacement and retirement were (euro)1.7 million (2001: (euro)1.5 million).

    o We also sold surplus assets during the year and realized(euro)6.5 million (2001: nil).

    o In 2001, the shareholders provided additional loans of(euro)20 million to part fund the acquisition of the EPH group in April 2001. There was no corresponding funding requirement in 2002.

CLONDALKIN INDUSTRIES PLC

    The total cash inflows, described above, from operating activities, from shareholder financing and from asset sales amounted to (euro)100.3 million in the year ended December 31, 2002 compared with (euro)103.9 million in the year ended December 31, 2001.

    The main cash outflows in the period were as follows:

    o     Interest costs paid in 2002 were (euro)29.9 million compared to
          (euro)35.9 million in 2001. The decrease in interest payments of
          (euro)6.0 million is mainly due to the decrease in the cash interest charge as already explained.

    o Taxation paid in 2002 was (euro)4.0 million compared to (euro)3.1 million in 2001.

    o Payments in respect of tangible fixed asset additions were (euro)17.6 million in 2002 compared to (euro)20.0 million paid in 2001. The investments in tangible fixed assets in both years were mainly production capacity additions.

    o Payments for subsidiaries acquired, at (euro)2.1 million, relates to the Spiralkote acquisition in December 2002.

    o Deferred acquisition consideration payments in respect of acquisitions completed by Clondalkin Group Limited before December 31, 1999 were
          (euro)0.3 million in 2002, compared to (euro)0.6 million in 2001. At December 31, 2002, there are no further deferred consideration entitlements due.

    The above cash inflows and outflows produced a net cash inflow surplus of
(euro)46.4 million. We used this surplus to repay bank borrowings, including
(euro)23.2 million prepaid early on a voluntary basis.

    Gross indebtedness under the senior bank facilities decreased from
(euro)277.0 million at December 31, 2001 to (euro)206.1 million at December 31, 2002. The decrease of (euro)70.9 million comprises loans repaid of (euro)47.5 million and currency translation effects of (euro)23.4 million which caused our debt to decrease, due to the depreciation of the U.S. dollar and sterling against the euro at December 31, 2002 compared to the exchange rates at December 31, 2001. Our senior credit bank facility debt is denominated in U.S. dollars, sterling, Swiss francs and euro to align the debt servicing requirements with underlying cash flows in these currencies.

    Cash balances decreased from (euro)46.5 million at December 31, 2001 to
(euro)42.6 million at December 31, 2002, a decrease of (euro)3.9 million. Of this decrease, (euro)2.8 million represents currency translation effects. The remaining decrease of (euro)1.1 million represents cash balances we used, in addition to cash generated by our businesses, to repay debt.

    We believe the facilities available and our cash flows are sufficient to meet our short term and long term requirements.

CLONDALKIN INDUSTRIES PLC

LEGAL PROCEEDINGS

    We are, from time to time, involved in contractual disputes, administrative and legal proceedings and investigations of various types arising in the normal course of business. While any litigation, proceeding or investigation has an element of uncertainty, we believe that the outcome of any proceeding, lawsuit or claim that is pending or threatened, or all of them combined, will not have a material adverse effect on our consolidated financial position or results of operations.

CHANGES IN SECURITIES AND USE OF PROCEEDS

    None

DEFAULTS UPON SENIOR SECURITIES

    None

APPOINTMENT OF DEUTSCHE BANK TO ADVISE THE COMPANY'S SHAREHOLDERS

    Our parent company and its shareholders recently appointed Deutsche Bank to advise them on the alternatives available to them in respect of their share holdings in Clondalkin. It is not possible at this time, to anticipate the likely outcome of this review, which may or may not lead to a change to the existing share ownership position.

FINANCIAL REVIEW AND PROSPECTS

    The growth strategy pursued and implemented successfully over many years is not affected by the Deutsche Bank review. Management's mission continues as heretofore, namely to build and grow the Group successfully.

CLONDALKIN INDUSTRIES PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                                              Unaudited               Audited              Audited

                                                              Year ended            Year ended           Year ended
                                                          December 31, 2002      December 31, 2001    December 31, 2000
                                                                                     Restated              Restated
                                                          -------------------------------------------------------------
                                                                                 ((euro)thousands)
Sales                                                           710,458               710,816               639,400

Cost of sales                                                  (565,317)             (579,349)             (522,471)
                                                               ----------------------------------------------------

Gross profit                                                    145,141               131,467               116,929
Net operating costs                                             (75,041)              (74,342)              (66,419)
                                                               ----------------------------------------------------

Operating profit before goodwill amortization                    70,100                57,125                50,510

Goodwill amortization                                           (14,108)              (13,681)              (12,440)

Exceptional income (costs)
  Income from financial assets                                        -                     -                 3,426
  Business termination and rationalization costs                      -                     -                (2,085)
                                                               ----------------------------------------------------
Profit before interest                                           55,992                43,444                39,411

Net interest payable                                            (46,127)              (49,594)              (47,550)
                                                               ----------------------------------------------------
Profit (loss)  on ordinary activities before taxation             9,865                (6,150)               (8,139)

Taxation on profit on ordinary activities                        (8,018)               (2,002)                 (458)
                                                               ----------------------------------------------------
Profit (loss) retained for period                                 1,847                (8,152)               (8,597)
                                                               ====================================================

CLONDALKIN INDUSTRIES PLC

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

                                                                  Unaudited              Audited               Audited
                                                                 Year ended           Year ended            Year ended
                                                          December 31, 2002    December 31, 2001     December 31, 2000
                                                         --------------------------------------------------------------
                                                                               ((euro)thousands)
Profit (loss) on ordinary activities after taxation               1,847                (8,152)               (8,597)

Movement on currency translation reserve                           (332)                  302                    99
                                                                 --------------------------------------------------

Total recognized gains (losses) for the financial year            1,515                (7,850)               (8,498)

Prior year adjustment -  deferred taxation
                                                                 (1,978)                    -                     -
                                                                 --------------------------------------------------
Total recognized gains and losses                                  (463)               (7,850)               (8,498)
                                                                 ==================================================

CLONDALKIN INDUSTRIES PLC

CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                                                                     Unaudited                  Audited
                                                                                  ------------------------------------------
                                                                                    December 31,              December 31,
                                                                                       2002                      2001
                                                                                                               Restated
                                                                                  ------------------------------------------
                                                                                               ((euro) thousands)
Fixed assets
Intangible assets                                                                     229,999                   255,722
Tangible assets                                                                       195,310                   203,154
Financial assets                                                                        1,888                     1,888
                                                                                     --------                  --------
                                                                                      427,197                   460,764
                                                                                     --------                  --------
Current assets
Assets held for disposal                                                                    -                     6,350
Stocks                                                                                 70,240                    72,553
Debtors                                                                                98,508                   104,633
Bank and cash balances                                                                 42,635                    46,486
                                                                                     --------                  --------
                                                                                      211,383                   230,022
Current liabilities
Creditors (amounts falling due within one year)                                       161,101                   160,577
                                                                                     --------                  --------
Net current assets                                                                     50,282                    69,445
                                                                                     --------                  --------
Total assets less current liabilities                                                 477,479                   530,209
                                                                                     ========                  ========

Creditors (amounts falling due after more than one year)                              481,698                   534,831
Provisions for liabilities and charges - deferred  taxation                            12,733                    13,845
                                                                                     --------                  --------
                                                                                      494,431                   548,676
                                                                                     --------                  --------
Capital and reserves
Called up share capital                                                                    38                        38
Currency translation reserve                                                               69                       401
Profit and loss account                                                               (17,059)                  (18,906)
                                                                                     --------                  --------
Shareholders' funds                                                                   (16,952)                  (18,467)
                                                                                     --------                  --------
                                                                                      477,479                   530,209
                                                                                     ========                  ========

CLONDALKIN INDUSTRIES PLC

CONSOLIDATED CASH FLOW STATEMENTS

                                                                Unaudited           Audited           Audited
                                                                Year ended        Year ended         Year ended
                                                            December 31, 2002  December 31, 2001  December 31, 2000
                                                            -------------------------------------------------------
                                                                                ((euro)thousands )
Cash inflow from operating activities                               92,098            82,395             79,645
                                                                   --------------------------------------------
Returns on investment and servicing of finance
Interest received                                                      599               637                934
Interest paid                                                      (30,527)          (36,494)           (30,169)
Income from financial assets                                             -                 -              3,426
                                                                   --------------------------------------------
                                                                   (29,928)          (35,857)           (25,809)
                                                                   --------------------------------------------

Taxation paid                                                       (3,983)           (3,136)            (7,606)
                                                                   --------------------------------------------

Net cash outflow for capital expenditure and
Financial investment
Purchase of tangible fixed assets                                  (17,555)          (19,977)           (11,054)
Sale of assets held for disposal                                     6,475                 -             18,094

Sale of tangible fixed assets                                        1,722             1,469              2,866
Subsidiaries acquired                                               (2,054)          (49,888)           (12,117)
Payment of deferred acquisition consideration                         (330)             (608)            (8,143)
Business termination and rationalization costs                           -                 -             (2,085)
                                                                   --------------------------------------------
                                                                   (11,742)          (69,004)           (12,439)
                                                                   --------------------------------------------
Cash inflow (outflow) before liquid resources
and financing                                                       46,445           (25,602)            33,791
                                                                   --------------------------------------------

Net cash (outflow) inflow from financing
Increase  (decrease) in loans due within one year                      125             3,883             (7,636)
(Decrease) in loans due after more than one year                   (47,694)           (1,677)           (28,674)
Increase in senior notes                                                 -                 -            125,000
Payment of fees related to issue of senior notes                         -              (900)            (4,100)
Decrease in mezzanine finance                                            -                 -           (120,000)
Loans from parent company                                                -            20,000              2,133
                                                                   --------------------------------------------
                                                                   (47,569)           21,306            (33,277)
                                                                   --------------------------------------------
(Decrease) increase in cash and bank deposits                       (1,124)           (4,296)               514
                                                                   ============================================


CLONDALKIN INDUSTRIES PLC

1. Basis of preparation and Accounting Policies

These consolidated financial statements of the Company have been prepared in accordance with accounting standards generally accepted in Ireland and Irish statute comprising the Companies Acts, 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations, 1992 to show the performance of the Company and its subsidiaries for the year ended December 31, 2002.

After making inquiries, the directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Accounting Policies

Basis of accounting
The financial statements are prepared under the historical cost convention.

Consolidation
The consolidated financial statements consolidate those of the Company and all its subsidiaries made up to each period end. The results of companies acquired during each period are dealt with in the profit and loss account from the date of acquisition.

Revenue recognition
Revenue is derived from product sales to customers and services rendered on these products. Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; vendor's fee is fixed or determinable and collectibility is reasonably assured. Revenue is recognized where a binding purchase order exists and title has passed to the customer, net of allowances for estimated future returns, rebates and discounts.

Goodwill
Goodwill represents the difference between the fair value attributable to the net separable assets of undertakings acquired and the fair value of the acquisition consideration. Goodwill is recognized and classified as an asset on the balance sheet. Goodwill is amortized on a straight line basis over its useful economic life, not exceeding twenty years, which is determined by reference to the periods over which the value of the underlying businesses are expected to exceed the value of their identifiable net assets. Reviews are performed regularly to determine whether facts or circumstances exist which indicate that the carrying value of goodwill is impaired. The Group assesses the recoverability of goodwill by comparing the projected undiscounted cash flows of the entity acquired against the respective carrying amount of goodwill. Impairment, if any, is based on the fair value of goodwill and will result in the carrying value of the goodwill being reduced by the estimated shortfall of cash flows.

CLONDALKIN INDUSTRIES PLC

Translation of foreign currencies
The financial statements are presented in euro. Transactions denominated in foreign currencies are translated into euro at the rates of exchange ruling at the date of the transaction or at forward contract rates where appropriate.

Assets and liabilities denominated in foreign currencies are translated into euro at the balance sheet date at the following rates:

Monetary assets and liabilities are translated at the rates ruling at the balance sheet date, or forward contract rates where applicable.

From January 1, 2002, the results of non Euro denominated subsidiaries are translated at the average of the monthly exchange rates for the year and the assets and liabilities are translated at the exchange rates ruling at the balance sheet date. Prior to January 1, 2002, the results of non Euro denominated subsidiaries were translated at the rates ruling at the balance sheet date. The effect of this change has been to increase the reported profit after tax in 2002 by (euro)490,000 compared to what the profit after tax would have been had the balance sheet exchange rate been used. The 2001 and prior year comparatives have not been restated to reflect this change, because the effect on the financial statements is not material.

Exchange differences arising from retranslating of the opening net investment in foreign subsidiaries are dealt with through reserves. Exchange gains or losses on foreign currency borrowings and long term inter-company loans used to finance or provide a hedge against the Group's equity investments in foreign subsidiaries are offset against revenue reserves to the extent of the exchange differences arising on the net investments. All other translation differences are included in arriving at trading profit.

Fixed assets and depreciation
Fixed assets are stated at cost less depreciation.
Depreciation is provided at rates calculated to write-off the cost of individual tangible assets, by equal annual installments, over their estimated normal lives, as follows

                  Freehold and long leasehold buildings          50 years
                  Short leasehold buildings                      Period of lease
                  Plant and machinery                            5 - 10 years
                  Fixtures and fittings                          1 - 5 years

Freehold and long leasehold land is not depreciated.

Leased assets
Assets held under operating leases are not recognized and the related charges are charged to the profit and loss account as incurred. The Company and its subsidiaries do not have assets held under finance leases.

Stocks
Stocks are stated at the lower of cost and net realizable value. Cost includes direct costs and applicable production and other relevant overheads. Net realizable value is actual or estimated selling price less trade discounts, all further costs to completion and all costs to be incurred in marketing, selling and distribution.

CLONDALKIN INDUSTRIES PLC

Deferred taxation

The Group adopted Financial Reporting Standard 19 "Deferred Tax" (FRS 19) during the year. Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at the balance sheet date that result in an obligation to pay more tax or a right to pay less tax in the future.

Timing differences are differences between profit as computed for taxation purposes and profit as stated in the financial statements which arise between certain items of income and expenditure in the financial statements which are dealt with in different periods for taxation purposes.

A net deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the tax rates that are expected to reverse based on tax rates and laws enacted or substantially enacted at the balance sheet date. Deferred tax is measured on a non-discounted basis.

On adoption of FRS 19, the Group has changed its accounting policy in respect of deferred taxation and restated prior year results accordingly.

Advertising and promotion expenses
All costs associated with advertising are expensed as incurred.

Product development costs
All costs associated with product development are expensed as incurred.

Finance costs
Costs arising on the issue of fixed term debt are recognized and amortized at a constant rate over the period of the debt.

Financial instruments
Interest rate swaps are used to manage finance risk. Interest rate swaps are treated as hedges and the net interest payable is reflected in the profit and loss account. Forward currency contracts are recognized in the profit and loss account with the related expense being hedged. Where raw materials are produced under forward price agreements to hedge against price movements, the gain or loss on the forward contract is deferred and included in the value of the related purchased raw materials.

Financial assets
Financial assets are carried at cost less provision for impairment.

Pensions
Contributions to defined benefit pension schemes are based on the advice of independent professional actuaries and are charged to the profit and loss account so as to spread the cost of pensions over the employees' working lives as a level percentage of pensionable pay. Contributions to defined contribution pension schemes are charged on an accruals basis.

CLONDALKIN INDUSTRIES PLC

Pensions continued
The Group has complied with the transitional disclosure requirements of Financial Reporting Standard 17 "Retirement Benefits" (FRS 17). This standard replaces the use of actuarial values for assets in a pension scheme in favour of a market-based approach. In order to cope with the volatility inherent in this measurement basis, the standard requires that the profit and loss account shows the relatively stable ongoing service cost, interest cost, and expected return on assets. Fluctuations in market values are reflected in the statement of total recognized gains and losses.

Compliance with the above new standards has not given rise to any restatement of figures reported for prior periods, though a restatement in respect of FRS 17 is expected when full compliance is required.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Segmental Analysis

                                                                                    Unaudited                  Audited
                                                                                   --------------------------------------
                                                                                    Year ended                Year ended
                                                                                   December 31,              December 31,
                                                                                       2002                      2001
                                                                                   --------------------------------------
                                                                                             ((euro) thousands)
Analysis of sales by activity
Flexible packaging                                                                    474,002                   463,893
Specialist packaging                                                                  236,456                   246,923
                                                                                     --------                  --------
                                                                                      710,458                   710,816
                                                                                     ========                  ========
Analysis of operating profit by activity
Flexible packaging                                                                     54,635                    44,176
Specialist packaging                                                                   17,233                    14,609
Unallocated central costs                                                              (2,690)                   (2,473)
Profit on disposal of tangible fixed assets                                               922                       813
                                                                                     --------                  --------
                                                                                       70,100                    57,125
                                                                                     ========                  ========


CLONDALKIN INDUSTRIES PLC

3. Borrowings and cash balances                                                     Unaudited                   Audited
                                                                                   -------------              ------------
                                                                                    December 31,              December 31,
                                                                                       2002                      2001
                                                                                   -------------              ------------
                                                                                                ((euro) thousands)
Bank and other loans due within one year                                               21,720                    22,980
                                                                                     ========                  ========

Long term debt                                                                                  ((euro)thousands)
Bank and other loans due after more than one year                                     184,333                   253,970
10.625% senior notes due January 2010                                                 125,000                   125,000
                                                                                     --------                  --------
                                                                                      309,333                   378,970
Deferred issue costs                                                                   (4,381)                   (4,978)
                                                                                     --------                  --------
                                                                                      304,952                   373,992
                                                                                     ========                  ========

Total gross indebtedness                                                              326,672                   396,972
                                                                                     ========                  ========

Bank and cash balances                                                                 42,635                    46,486
                                                                                     ========                  ========

Net indebtedness                                                                      284,037                   350,486
                                                                                     ========                  ========

                                                                                                ((euro) thousands)
Shareholders' loans due 2010                                                          134,333                   134,333
Interest due on shareholders' loans payable at maturity                                42,413                    26,506
                                                                                     --------                  --------
                                                                                      176,746                   160,839
                                                                                     ========                  ========

The bank and other loans due after more than one year mature as follows
  Between one and two years                                                            25,628                    26,314
  Between two and three years                                                          27,796                    31,058
  Between three and four years                                                         28,675                    33,711
  Between four and five years                                                          61,539                    34,711
  After five years                                                                     40,695                   128,176
                                                                                     --------                  --------
                                                                                      184,333                   253,970
                                                                                     ========                  ========


4. Cash inflow from operating activities                                            Unaudited                   Audited
                                                                                   -------------              ------------
                                                                                    December 31,              December 31,
                                                                                       2002                      2001
                                                                                   -------------              ------------
                                                                                                ((euro) thousands)
Operating profit before goodwill amortization                                          70,100                    57,125
Depreciation                                                                           23,531                    24,416
Pension amortization                                                                      169                       169
Profit on disposal of tangible assets                                                    (922)                     (813)
Decrease in stock                                                                       1,067                     2,414
Decrease in debtors                                                                     2,388                     2,450
Decrease in creditors                                                                  (4,235)                   (3,366)
                                                                                     --------                  --------
                                                                                       92,098                    82,395
                                                                                     ========                  ========

SIGNATURES

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CLONDALKIN INDUSTRIES PLC

By:      /s/ Colman O'Neill
         -------------------------------------------
Name:    Colman O'Neill
Title:   Finance Director


Date:    March 11, 2003